February 2, 2024

VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance, Office of Real Estate & Construction 100 F Street, NE Washington, D.C. 20549

Attn:	Paul Cline

Isaac Esquivel

Ronald E. Alper

Pam Howell

Re:	Helix Acquisition Corp. II

Registration Statement on Form S-1

Filed January 18, 2024

File No. 333-276591

Ladies and Gentlemen:

On behalf of our client, Helix Acquisition Corp. II, a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-1 filed on January 18, 2024 (the “Registration Statement”), contained in the Staff’s letter dated January 23, 2024 (the “Comment Letter”).

The Company has filed via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects the Company’s response to the comment received from the Staff and certain updated information. For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the response set forth below refer to page numbers in Amendment No.1 as filed.

Registration Statement on Form S-1 filed January 18, 2024

We may issue our shares to investors in connection with our initial business combination… page 47

1.	We partially reissue prior comment 1. Please disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor’s completion of the business combination or providing sufficient liquidity. Additionally, please also disclose that these arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. Lastly, please provide additional disclosure of the resultant risks to investors.

Response: The Company has revised the disclosure on page 47 of Amendment No.1 to address the Staff’s comment.

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Please do not hesitate to contact Joel L. Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Bihua Chen, Helix Acquisition Corp. II